Exhibit 10.19
Description of Compensation Payable to Directors
     In March, 2007, the Company amended its director compensation policy. The amended policy will be effective April 2, 2007. The following summarizes the compensation and benefits to be received by the Company’s directors under the amended policy. It is intended to be a summary of the amended policy and is not intended to provide any additional rights to any director.
Directors who are also employees of the Company are compensated as officers of the Company and shall receive no additional compensation for serving as directors. Each non-employee director shall receive an annual retainer of $30,000 for service on the Board of Directors. In addition, each non-employee director shall receive (i) $2,500 for attendance at each regularly scheduled meeting of the Board of Directors or each committee meeting not otherwise held on the day of a board meeting or other committee meeting, (ii) $1,000 for attendance at each committee meeting held on the day of a board meeting or other committee meeting, and (iii) $1,000 for attendance by telephone at any specially called board meeting or committee meeting. The Chairs of the Audit Committee, Compensation Committee and Nominating Committee shall receive additional annual retainers of $10,000, $7,500 and $5,000, respectively. In addition, each non-employee director shall be granted an option to purchase 10,000 shares of the Company’s common stock upon the date of first election or appointment to the Board of Directors and shall be granted automatically on an annual basis an option to purchase 6,000 shares of such stock on the date of the Company’s annual meeting of stockholders. The options will have an exercise price equal to the fair market value of the Company’s common stock on the date of the grant and will vest in four equal annual installments. Directors also will be reimbursed for all out-of-pocket expenses incurred in attending board or committee meetings.